BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS), in accordance with the Announcement to the Market disclosed on January 18, 2016, by which the Company informed the execution of the documents regarding the renegotiation of its joint venture with Mondelez Lacta Alimentos Ltda. and Mondelez Brasil Ltda. (“Transaction”), informs that the conditions precedent set forth in the above mentioned documents were duly satisfied, being the Transaction concluded on the date hereof.

São Paulo, March 18, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer